Exhibit 12.1

Enel Chile S.A.

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands of Chilean pesos, except ratio)

	Six Months ended June 30,	Fiscal Year ended December 31,
	2017	2016	2015	2014
Earnings Available for Fixed Charges (A):
Pre-tax income from continuing operations	$302,663	618,696	401,125	281,964

Less:
Equity in earnings of affiliates, net of dividends	778	(7,878)	(8,905)	54,353

	303,441	610,818	392,220	336,317

Add: fixed charges included in earnings:
Interest expense	82,124	179,804	210,003	159,840
Interest element of rentals

Total	82,124	179,804	210,003	159,840

Total earnings available for fixed charges:	$385,565	790,622	602,222	496,157

Fixed Charges (B):
Fixed charges included in earnings	$82,124	179,804	210,003	159,840
Capitalized interest	9,041	20,980	11,853	1,817

Total fixed charges	$91,165	200,784	221,855	161,657

Ratio of Earnings to Fixed Charges	4.23	3.94	2.71	3.07

(A)	“Earnings” are defined as pre-tax income from continuing operations adjusted for undistributed earnings of less than majority owned subsidiares and fixed charges excluding capitalized interest.
(B)	“Fixed Charges” are defiend as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.